RECEIVED

2008 DEC -2 A 9:11

"ICE OF I..TERNAT... CORPORATE FINA...

WashTec

WashTec AG • Argonstrasse 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

November 24, 2008

Re: *Washtec AG*
Exemption Number: 82-04888

08006092

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our AdHoc Release of **November 24th, 2008** concerning the resolution on a voluntary public share buy-back offer (**"WashTec AG resolves public share buy-back offer"**).
The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number 333-10000 which was declared effective by the SEC on March 18, 1999.

Sincerely,

WashTec AG

p.o. F. Fitter

p.o. Florian Fitter

PROCESSED
DEC 09 2008
THOMSON REUTERS

WashTec AG	Argonstrasse 7 • D-86153 Augsburg Germany Telefon: +49 (0) 821/5584-0 Telefax: +49 (0) 821/5584-1204 Internet: www.washtec.de	Management Board:	Thorsten Krüger (Spokesman) Christian Bernert	Banking Details:	Deutsche Bank Augsburg BLZ: 720 700 01 Kto.-Nr.: 024261000
		Chairman of the Supervisory Board:	Michael Busch	Registered Office:	Augsburg HRB 81 Commercial Register Augsburg

Augsburg, 24 November 2008

Ad Hoc Announcement acc. to Section 15 German Securities Trading Act

WashTec AG resolves public share buy-back offer

Based on a resolution by the Shareholders' Meeting of 8 May 2008, the Management Board of WashTec AG, Augsburg, ISIN DE0007507501 / WKN 750750, with the consent of Supervisory Board, resolved on 24 November 2008 to acquire up to 800,000 own shares of WashTec AG (5.25% of the share capital) in the context of a voluntary public share buy-back offer. The offer period commences on 26 November 2008 and expires on 9 December 2008, 24.00 hours CET. During this period WashTec shareholders can offer their shares to the company at a purchase price (exclusive of any ancillary costs) of 6.90 Euros per bearer share with non-par value of WashTec AG. This offer price corresponds to a premium of 8.12 % on the reference price, which is based on the arithmetic average of the closing prices of the WashTec share quoted on the XETRA trading system during the last five trading days prior to the day of the announcement of the offer (17 November – 21 November 2008) and a premium of 10.40% on the closing price as of 24 November. The public share buy-back offer is intended to provide shareholders with an opportunity for sale before the end of the year, a possibility which is aggravated in the course of the regular stock exchange trading due to the share's low liquidity.

On 8 May 2008, the Management Board, with the consent of the Supervisory Board, had already resolved to acquire up to a total of 800,000 own shares of the company in the context of the share buy-back program via the stock exchange. This corresponds to 5.26% of the current share capital of the company. Up to and including 21 November 2008, the company had already repurchased 419,115 shares in the context of the current share buy-back program. This corresponds to 2.76% of the current share capital. Following the successful and full completion of the share buy-back offer, the portfolio of own shares held by WashTec AG would increase to 1,219,115 shares. This would correspond to 8.02% of the company's share capital. During the acceptance period of the public tender offer, the current share buy-back program will be stopped.

The share buy-back is effected, inter alia, for the purpose of using the acquired own shares to service subscription rights on shares of the company arising from share options which have been or will be issued in the context of the WashTec share option programs. The acquired own shares may also be resold in connection with the direct or indirect acquisition of companies, parts of companies or equity interests in

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the supervisory board
Michael Busch

HRB 81
commercial register Augsburg

companies. The company reserves the right to redeem the repurchased shares in whole or in part.

The company will publish more detailed information on the offer in the electronic Federal Gazette (elektronischer Bundesanzeiger) and on its website at www.washtec.de in the short term, probably on 26 November 2008.

The share buy-back offer will be executed by UniCredit - Bayerische Hypo- und Vereinsbank AG.

Augsburg, 24 November 2008

WashTec AG

The Management Board

END

WashTec AG
Argonstraße 7
86153 Augsburg
Tel. +49-821/55 84-0
Fax +49-821/55 84-12 04

Management Board:
Thorsten Krüger (Spokesman)
Christian Bernert

Chairman of the supervisory board
Michael Busch

HRB 81
commercial register Augsburg